FAIRFAX News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, November 1, 2007

THIRD QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this press release are expressed in U.S. dollars, except as otherwise indicated.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that net earnings increased to $253.2 million in the third quarter of 2007 ($14.12 per share, $13.47 per diluted share) from a net loss of $359.2 million in the third quarter of 2006 (a loss of $20.41 per share and per diluted share).  In the first nine months of 2007, net earnings increased to $532.2 million ($29.54 per share, $28.27 per diluted share) from net earnings of $68.4 million in the first nine months of 2006 ($3.37 per share and per diluted share). Highlights for the third quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations in the third quarter of 2007 was 94.8% on a consolidated basis, and on an individual company basis was as follows: Northbridge – 88.5%, Crum & Forster – 96.5%, Fairfax Asia – 68.0%, OdysseyRe – 97.9% and Group Re – 94.6%.

•	Underwriting profit at the company’s insurance and reinsurance operations in the third quarter of 2007 increased to $62.0 million from $23.8 million in the third quarter of 2006.

•
Total interest and dividend income earned increased 8.7% to $209.2 million in the third quarter of 2007 from $192.5 million in the third quarter of 2006, reflecting increased average holding company and subsidiary investment assets, partially offset by the impact on yield of lower short term interest rates year-over-year.

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) in the third quarter of 2007 increased 31.7% to $229.0 million from $173.9 million in the third quarter of 2006.

•
Net premiums written during the third quarter of 2007 declined by 6.9% to $1,151.8 million from $1,237.3 million in the third quarter of 2006, reflecting increasingly competitive conditions in global insurance and reinsurance markets.

•
Fairfax and its 85.6%-owned subsidiary Cunningham Lindsey Group Inc. entered into an agreement subsequent to the end of the third quarter pursuant to which private equity funds managed by Stone Point Capital LLC and senior management of Cunningham Lindsey and its operating companies will acquire a 51% and 4% interest respectively in the Cunningham Lindsey operating companies.  In anticipation of the completion of this transaction, Fairfax has recorded a pre-tax charge to third quarter earnings of $13.5 million.  Following the completion of the transaction, Fairfax will continue to consolidate the Cunningham Lindsey holding company but will equity account for its effective 45% continuing interest in the Cunningham Lindsey operating companies.

•
Net gains on investments in the third quarter of 2007 increased to $356.9 million (including net realized gains on sales of credit default swaps of $40.9 million and mark-to-market net gains on credit default swaps of $339.3 million) from $20.9 million in the third quarter of 2006.

•
The company’s runoff operations (now reported without the inclusion of Group Re results) reported pre-tax income of $57.9 million in the third quarter of 2007 and pre-tax income of $55.8 million in the first nine months, reflecting net investment gains of $78.4 million and $98.7 million respectively (principally comprised of net gains on credit default swaps), compared to a pre-tax loss of $425.2 million in the third quarter of 2006 and a pre-tax loss of $428.4 million in the first nine months of 2006, arising primarily from the $412.6 million loss on the commutation in 2006 of the Swiss Re corporate adverse development cover.

•
The company held $836.7 million of cash, short term investments and marketable securities at the holding company level ($811.2 million net of short sale and derivative obligations) at September 30, 2007, compared to $767.4 million at December 31, 2006.

•
The company’s total debt to total capital ratio at the end of the third quarter improved to 30.6% from 35.7% (pro forma the adoption of the new accounting standards described in note 2 to the consolidated financial statements) at the end of 2006. The company reduced holding company debt during the first nine months of 2007 by $122.9 million to $1,255.7 million, primarily through repayment of scheduled maturities and open market bond repurchases.  Subsidiary debt increased during the first nine months of 2007 by $26.4 million to $1,000.6 million, primarily reflecting Crum & Forster’s tender offer and debt offering, the retirement of OdysseyRe’s convertible senior debentures and an increase in the carrying value of Canadian dollar-denominated debt as a result of the impact of movements in the U.S. dollar- Canadian dollar exchange rate.

•
Subsidiary portfolio cash and investments at September 30, 2007 totaled $18.6 billion at carrying value, or $17.6 billion net of short sale and derivative obligations.  As a result of new accounting standards adopted on a prospective basis by the company on January 1, 2007, pursuant to which the company’s portfolio investments at September 30, 2007 are generally carried at fair value (except for equity-accounted investments, whose fair value exceeded their carrying value at September 30, 2007 by $38.9 million), the reported carrying value of portfolio investments at September 30, 2007 is not comparable to the reported carrying value at December 31, 2006.

•	Reinsurance recoverable declined to $5,167.9 million at September 30, 2007 from $5,506.5 million at December 31, 2006, primarily as the result of continued progress by the runoff operations.

•
At September 30, 2007, common shareholders’ equity was $3,407.0 million, or $192.85 per basic share, representing an increase of 24.7% over common shareholders’ equity of $154.63 per basic share at December 31, 2006 (an increase of 26.5% including the $2.75 per share dividend paid in 2007).

Following is a summary of Fairfax’s unaudited financial results for the third quarter and the first nine months of 2007 and 2006:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2007	2006	2007	2006
	($ millions, except per share amounts)
Total revenue	1,871.2	1,515.1	5,076.3	5,165.2
Earnings (loss) before income taxes and non-controlling interests	501.0	(277.4)	1,125.6	615.7
Net earnings (loss)	253.2	(359.2)	532.2	68.4

Net earnings (loss) per share	$14.12	$(20.41)	$29.54	$3.37
Net earnings (loss) per diluted share	$13.47	$(20.41)	$28.27	$3.37

There were 17.7 million weighted average shares outstanding during the third quarters of both 2007 and 2006.  At September 30, 2007 there were 17,666,790 shares effectively outstanding.

Combined ratios were as follows for the third quarter and the first nine months of 2007 and 2006:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30

	2007	2006	2007	2006

Insurance - Canada (Northbridge)	88.5%	94.5%	89.6%	99.3%
- U.S. (Crum & Forster)	96.5%	98.7%	95.3%	98.9%
- Asia (Fairfax Asia)	68.0%	96.9%	82.6%	97.4%
Reinsurance - OdysseyRe	97.9%	100.3%	96.1%	97.1%
- Group Re	94.6%	93.0%	95.5%	94.8%

Consolidated	94.8%	98.0%	94.3%	97.8%

Fairfax’s detailed third quarter report can be accessed at its website www.fairfax.ca.  As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, November 2, 2007 to discuss its third quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 130 to 134 of our 2006 Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed April 2, 2007 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

        FAIRFAX FINANCIAL HOLDINGS LIMITED

        95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946